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                           November 3, 2021

       Brian Uhlmer
       Chief Financial Officer
       ProFrac Holding Corp.
       333 Shops Boulevard, Suite 301
       Willow Park, Texas 76087

                                                        Re: ProFrac Holding
Corp.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
19, 2021
                                                            CIK No. 0001881487

       Dear Mr. Uhlmer:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 7, 2021 letter.

       Draft Registration Statement on Form S-1

       Summary
       Overview, page 1

   1. We note your response to comment 2. Please revise your disclosure to clarify why you believe that your
conventional fleets are among the most emissions-friendly in the industry. In that
regard, we note that the information provided in your response to comment 2 was not
included in your revised disclosure.
 Brian Uhlmer
FirstName LastNameBrian  Uhlmer
ProFrac Holding Corp.
Comapany 3,
November  NameProFrac
             2021       Holding Corp.
November
Page 2    3, 2021 Page 2
FirstName LastName
2. We note your response to comment 3 that while you have committed capital to build all three electric-powered fleets currently under construction prior to having customer contracts in place, in the future you do not expect to commit capital to build additional fleets until you have a customer contract in place. Please disclose this capital allocation strategy in your filing, or tell us why you believe it is not material. We note that you also disclose on page 2 that you have recently entered into an agreement with U.S.
         Well Services, Inc. allowing you to acquire up to 20 licenses to construct in-house new, electric-powered hydraulic fracturing fleets utilizing Clean Fleet technology. Beyond the three electric-powered fleets currently under construction, please clarify the extent you expect to build any additional electric-powered fleets in the near term.
Summary Historical Consolidated and Combined Financial Data
Non-GAAP Financial Measures, page 25

3. We note your response to comment 6 and reissue the comment. Specifically, free cash flow is typically calculated as cash flow from operations as presented in the statement of cash flows under GAAP, less capital expenditures. Additionally, free cash flow is commonly a liquidity measure that we would expect to be reconciled to cash flow from operations. Since you have identified your non-GAAP measure as a performance measure that is reconciled to net loss under GAAP, the use of "cash flow" in the title may be confusing to investors as it is inconsistent with the manner in which management uses the measure. Please rename the title of this non-GAAP measure to more appropriately portray it as a performance measure.
Note 8 - Segment Information, page F-21

4. We note from your response to comment 19 that each segment represents a separate business unit that operated as a standalone company prior to the reorganization of ProFrac
         Holdings Corp. and continues to have distinct management and discrete financial information. Please expand your disclosure to include information similar to that provided in your response.
ProFrac Holding Corp. Pro Forma Financial Statements, page F-29

5. We note your response to comment 20 and partially reissue the comment. Using language which is similar to that provided in your response, please disclose why the pro forma financial statements do not include adjustments related to the Tax Receivable Agreement.
 Brian Uhlmer
ProFrac Holding Corp.
November 3, 2021
Page 3

       You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-
3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian Uhlmer
                                                          Division of
Corporation Finance
Comapany NameProFrac Holding Corp.
                                                          Office of Energy &
Transportation
November 3, 2021 Page 3
cc:       Michael S. Telle
FirstName LastName